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                                                               Exhibit 11(a)(12)

                                  PRESS RELEASE

Contacts:  PICCADILLY CAFETERIAS, INC.          MORRISON RESTAURANTS INC.
           J. Fred Johnson                      Craig D. Nelson
           Chief Financial  Officer             Senior Vice President of Finance
           (504) 293-9440                       (770) 308-3700


           EARLY TERMINATION GRANTED UNDER HART-SCOTT-RODINO ANTITRUST
               IMPROVEMENTS ACT FOR PICCADILLY CAFETERIAS, INC.'S
                    ACQUISITION OF MORRISON RESTAURANTS INC.
                                ----------------


BATON ROUGE, La. and ATLANTA, Ga. (May 21, 1998) - Piccadilly Cafeterias, Inc. (NYSE:PIC) ("Piccadilly") and Morrison Restaurants Inc. (NYSE:MRN) ("Morrison") today jointly announced that each had received notice that early termination of the required waiting period for Piccadilly's proposed acquisition of Morrison has been granted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, thus satisfying one of the conditions to the closing of Piccadilly's cash tender offer for outstanding shares of Morrison. Under the tender offer, Piccadilly has offered to acquire all of the outstanding shares of Morrison for $5.00 per share. Morrison currently has approximately 9.2 million shares outstanding.

         Piccadilly commenced its cash tender offer on April 29, 1998. The cash tender offer remains subject to receipt by Piccadilly of at least 66-2/3% of the shares of Morrison and certain other customary conditions. Assuming all of such conditions are met, shares tendered and not withdrawn will be accepted for payment by Piccadilly following expiration of the tender offer period at midnight on Wednesday, May 27, 1998. It is expected that the merger transaction which will follow the tender offer will be completed within 60 days.

         Morrison currently operates 142 restaurants in 13 southeastern and mid-Atlantic states. For the nine months ended February 28, 1998, Morrison reported sales of $179.7 million and a net loss of $2.9 million, or $0.32 per diluted share. For the nine months ended March 31, 1998, Piccadilly reported sales of $234.8 million and net income of $7.5 million, or $0.71 per diluted share. On an annualized basis the combined companies are expected to produce sales in excess of $500 million.

         Piccadilly operates 131 cafeterias in 15 states, four Piccadilly Express in Associated Grocer supermarkets, and seven Ralph & Kacoo's seafood restaurants in three states. All units are Company-owned.

         Forward-looking statements regarding management's present plans or expectations for new unit openings and operating results may differ materially from actual results. These plans and expectations involve risks and uncertainties relative to certain factors including return expectation, allocation of resources, changing economic or competitive conditions, advertising effectiveness, the ability to achieve cost reductions, and the ability to offset inflationary pressures through increases in selling prices, among others, any of which may result in material differences.